UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2020

Commission File Number: 001-34661

Lianluo Smart Limited

 (Translation of registrant’s name in English)

Room 611, 6th Floor, BeiKong Technology Building, No. 10 Baifuquan Road,

Changping District, Beijing, 102200

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 6, 2020, Hangzhou Lianluo Interactive Technology Co., Ltd. (“Hangzhou Lianluo”) and Mr. Zhitao He (“Mr. He”) received an investigation notice from China Securities Regulatory Commission (“CSRC”) for alleged violation of laws and regulations regarding information disclosures of Hangzhou Lianluo.

Hangzhou Lianluo is a PRC company with shares listed on Shenzhen Stock Exchange. Mr. He is the Chairman and Chief Executive Officer of Hangzhou Lianluo. Hangzhou Lianluo is also the largest shareholder of Lianluo Smart Limited (the “Company”) and Mr. He is the Chairman and Chief Executive Officer of the Company.

Hangzhou Lianluo has announced this investigation on August 7, 2020 and stated that it will fully cooperate with CSRC in the investigation. As the investigation is still at a relatively early stage, the Company is currently unable to assess the likely outcomes of such proceedings.

On August 12, 2020, Mr. He resigned from his positions as Chief Executive Officer, Chairman and director of the Company. The board of directors of the Company intends to fill the vacancies caused by Mr. He’s resignation as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

August 12, 2020	By:	/s/ Yingmei Yang
Yingmei Yang
Interim Chief Financial Officer